UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A de C.V. (GAP)

ANNOUNCES RESULTS FOR 1Q06

Guadalajara, Jal. Mexico, April 26, 2006 Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported unaudited results for the first quarter of 2006 ended March 31, 2006. Figures are unaudited and have been prepared in accordance with Generally Accepted Accounting Principles in Mexico. All peso amounts are presented herein in constant pesos with purchasing power as of March 31, 2006.

Highlights of 1Q06 versus 1Q05:

•

Revenues increased 9.3%, mainly due to higher revenues from aeronautical services derived mostly from an 8.3% increase in passenger traffic, which produced an increase of 13.0% in revenues from passenger charges.

•	Revenues from non-aeronautical services increased 6.9%, also due to higher terminal passenger traffic.

•	Passenger traffic increased 8.3% and workload units (WLU)[1] increased 7.9%.

•	Cost of services increased by 1.8%, representing a 6.9% decrease in cost of services as a percentage of revenues and a 5.6% decrease per WLU.

•

As a result of the increase in revenues, the relative cost of government concession rights increased 9.4% (Ps. 3 million). Because revenues increased 9.3% and cost of services (including concession rights) increased only 3.1%, technical assistance fees increased 11.5% (Ps. 2.6 million).

•	Operating income increased 17.1%, from Ps. 279.5 million to Ps. 327.3 million.

•	EBITDA increased 11.8%, from Ps. 434.5 million to Ps. 486.0 million.

•	Net income increased 7.2%, from Ps. 183.9 million to Ps. 197.0 million.

_________________________

 1 WLU=Workload unit represents passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Lic. Rodrigo Guzmán Perera, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212	Tel: 212 406 3690
rguzmanp@aeropuertosgap.com.mx	gap@i-advize.com

Operating Highlights:

Terminal Passenger Traffic

Despite the occurrence of the Easter holiday week in March 2005 (during the first quarter of that year) and in April 2006 (during the second quarter of this year), the number of terminal passengers increased 8.3% in the first quarter of 2006 compared to the same period of the previous year. Domestic passenger traffic increased 4.7% and international passenger traffic increased 12.8%, maintaining the growth trend prevalent during the first two months of 2006 when we experienced an 8.6% increase in total terminal passengers, consisting of a 4.2% increase in domestic terminal passengers and a 14.3% increase in international terminal passengers. Domestic terminal passenger traffic decreased 1.2% during the first quarter of 2005 as compared to the first quarter of 2004, despite the occurrence of the Easter holiday week in April 2004 and in March 2005, which suggests a strong recovery in domestic terminal passenger traffic during the first quarter of 2006.

Amidst the increase of domestic passenger traffic during the first quarter of 2006 as compared to the first quarter of 2005, it is important to note that terminal passenger traffic at the Guadalajara airport increased by approximately 65.6 thousand passengers, at Los Cabos by approximately 40.3 thousand passengers and at Puerto Vallarta by approximately 21.3 thousand passengers. We believe the 7.9% increase at the Guadalajara airport was driven mainly by the entrance of low-cost carriers into the market, which increased the number of available seats on flights using this airport. The 52.7% and 17.8% increases recorded at the Los Cabos and Puerto Vallarta airports, respectively, reflected the increasing popularity of our main tourist destinations among domestic passengers generally, as well as the increasing popularity of these destinations as alternatives to Cancun and Cozumel following Hurricane Wilma.

International traffic in the Guadalajara, Puerto Vallarta and Los Cabos airports increased by 75.4 thousand, 97.1 thousand and 92.1 thousand terminal passengers, respectively, representing increases of 15%, 12.8% and 17.3%, respectively, compared to the first quarter of 2005. These results are in line with the overall growth trend experienced during the first two months of 2006 and that continues to be primarily driven by U.S. and Canadian tourists.

In March 2006, total terminal passengers increased by 134.2 thousand (or 7.7%), domestic terminal passenger traffic increased by 56 thousand passengers (or 5.7%) and international terminal passenger traffic increased by 78.2 thousand passengers (a 10.3% increase), as compared to March 2005. Domestic passenger traffic in the Guadalajara and Los Cabos airports rose by 37.2 thousand and 15.3 thousand passengers, respectively, (representing increases of 12.7% and 53.4%, respectively) due in the first case primarily to the increase in available seats on low-cost carrier flights and in the second case to the increased popularity of Los Cabos generally and, to a lesser extent, as an alternative to Cancun and Cozumel following Hurricane Wilma.

In terms of international terminal passenger traffic during the month of March, the Puerto Vallarta and Los Cabos airports experienced the largest increases, of 37.8 thousand and 27.6 thousand terminal passengers, respectively (or 13.9% and 13%, respectively).

During the first quarter of 2006, low-cost carriers (Interjet, Volaris, Click and A Volar) served a total of 151.2 thousand terminal passengers at the Guadalajara, Hermosillo and Tijuana airports. As of March 31, 2006, these four airlines served 9 routes to or from our airports, which accounted for a total of 153 weekly departures.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

1Q06 Consolidated Results

Revenues for the first quarter of 2006 were Ps. 702.2 million, 9.3% higher than the Ps. 642.4 million recorded during the same period in 2005, reflecting revenue increases in both aeronautical and non-aeronautical services. A major contributor was the 0.4 million increase in terminal passengers, from 4.8 million in 1Q05 to 5.2 million in 1Q06, which resulted in an increase of Ps. 55.0 million in passenger charges.

- Aeronautical services revenues increased 9.8%.

- Non-aeronautical services revenues increased 6.9%.

Total operating costs and expenses increased 3.3%, primarily as a result of the following:

- Cost of services increased 1.8% in absolute terms, representing an overall reduction in cost of services as a percentage of revenues, from 23.8% in 1Q05 to 22.2% in 1Q06. Cost of services per workload unit also decreased, from Ps. 29.4 1Q05 to Ps. 27.8 1Q06. Cost of services increased in absolute terms to Ps. 2.7 million, mainly due to higher electricity expenses caused by rising electricity rates and to the infrastructure costs necessary to comply with our Master Development Plan2.

_________________________

 2  For a description of our Master Development Plan, please see our offering prospectus dated February 23, 2006, which is available online at http://www.aeropuertosgap.com.mx

- As a result of our increased profitability, which disproportionately exceeded our revenues over costs, our technical assistance fee increased 11.5%.

- Also as a result of the higher revenues for the period, our government concession fees increased 9.4%.

Operating margin was higher in the first quarter of 2006 than in the first quarter 2005, increasing from 43.5% to 46.6% as a result of the aforementioned factors.

Net income increased Ps. 13.3 million, or 7.2%, from Ps. 183.8 million in 1Q05 to Ps. 197.1 million in 1Q06. Income before taxes increased 12.6%; however, this increase was offset by a resulting increase of approximately Ps. 23.8 million in income tax liability.

Summary of Consolidated Results for 1Q06 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.8980 per U.S. dollar (the U.S. Federal Reserve noon buying rate at March 31, 2006).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 435.3 million and Ps. 484.3 million for 1Q05 and 1Q06, respectively.

Other Important Data for 1Q06 (in thousands of pesos):

WLU= Workload unit represents passenger traffic plus cargo units (one cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for 1Q06 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of our activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Our regulated revenues for the first quarter of 2006 were Ps. 584.7 million, resulting in an average rate per workload unit of Ps. 104.3. Our regulated revenues accounted for 83.3% of total revenues for the period.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates, and we expect that the next such review will take place during the first half of 2006.

Balance Sheet

Despite CAPEX of approximately Ps. 145.3 million during the first quarter of 2006 (which was necessary to comply with our Master Development Plan), we maintained a healthy cash and short-term investment position at March 31, 2006, with a balance of cash and cash equivalents of approximately Ps. 1,075.6 million, an 18.6% increase from December 31, 2005.

Our principal assets consist of the concessions and rights to use airport facilities, with year-end balances of Ps. 17,168.0 million and Ps. 2,390.5 million, respectively, representing 69.1% and 9.6%, of total assets, respectively.

CAPEX

During the first quarter of 2006, we invested Ps. 145.0 million in fixed assets.

These investments allow us to maintain our airport installations in the most modern and optimal operating conditions, while also complying with our obligations under our Master Development Plan.

Recent Events

•

Suspension of Operations of Aerocalifornia Airlines – On April 2, 2006, the Mexican Ministry of Communications and Transportation (SCT) suspended the operations of Aerocalifornia Airlines (“Aerocalifornia”) due to Aerocalifornia’s reported failure to comply with certain security standards. The SCT granted the airline a term of 90 days to correct its noncompliance in order to resume operations.

During fiscal year 2005, Aerocalifornia operated in 10 of the 12 airports managed by us, representing approximately 11% of the Company’s total terminal passenger traffic and approximately 8.9% of total operations. During 2005, Aerocalifornia's highest traffic levels in terms of number of passengers and flight frequencies were at the Tijuana, Guadalajara and La Paz airports.

We expect that in the event that Aerocalifornia were not able to resume operations immediately, the volume of terminal passengers serviced by Aerocalifornia would be absorbed by alternate carriers (such as low-cost carriers) and therefore would be eventually recovered by GAP. Additionally, we anticipate that passengers would resume their travel plans when Aerocalifornia re-initiates operations.

Currently, other carriers are honoring passenger tickets on Aerocalifornia.

•

Dividend Payment – On April 21, 2006, GAP announced the resolutions reached at the Annual Shareholder meeting that took place on April 20, 2006. Among the resolutions were (i) a shareholder dividend distribution from the Company’s net income and retained earnings in the total amount of Ps. 724.4 million or Ps. 1.2914 per share, payable in cash in Mexican Pesos; and (ii) the approval of the report of the Board of Directors of the Company’s year-end results as of December 31, 2005, finalizing the related financial information published on April 5, 2006. For additional information please see the related press release on the Company’s website (www.aeropuertosgap.com.mx) under “Investors.”

GAP 1Q06 Conference Call

Thursday, April 27, 2006

11am Eastern, 10am Mexico City

(800) 218-0204 in the U.S.

(303) 262-2004 outside the U.S.

Toll Free Mexico: 001-800-452-8185

Conference ID: GAP MEXICO

Replay information will be posted on the web site following the conference call.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

***

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit A: Operating Results by Airport (in thousands of pesos):

(1) Others include results of operations of Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated Balance Sheet as of March 31, (in thousands of pesos):

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

2006 Outlook

While we anticipate that our passenger traffic levels will continue to increase in 2006 relative to 2005, this trend could be affected by, among other factors, the capacity of airlines to quickly and effectively absorb passengers previously served by Aerocalifornia as well as the speed with which low-cost carriers are able to expand their service routes.

It is very difficult to predict the medium-term impact that the low-cost carriers will have on our airports; however, if these carriers continue to perform favorably for the duration of 2006, our rates of domestic passenger growth could equal or exceed that recorded during the first quarter of 2006.

We continue to develop our strong relationships with low-cost carriers, including Aerolíneas Mesoamericanas, with whom we negotiating an agreement under which the Guadalajara Airport would serve as the airline’s operational base.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 26, 2006